UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
 (Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

On December 28, 2017, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) held its 2017 Annual General Meeting of Shareholders (the “Annual Meeting ”).  At the Annual Meeting, the Company’s shareholders voted on two proposals, which were described in the notice and proxy statement relating to the Annual Meeting (annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 24, 2017).

Of the two proposals that were submitted to Taro’s shareholders at the Annual Meeting, both were duly approved by the requisite majority as defined under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, as amended.   The two proposals presented at the Annual Meeting (and the results with respect to each) were as follows:

1.
Re-election to the Company’s Board of Directors (the “Board”) of each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman (each, as an ordinary/non-External Director (as defined in the Companies Law)), to serve for a one-year term, until the close of the next annual general meeting of shareholders.  (Approved)

2.
Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2018, and for the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board.  (Approved)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 3, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer and Director